

Mailstop 3233

February 11, 2016

<u>Via E-Mail</u>
Stephen D. Young
Chief Financial Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, UT  84119-2099

  **Re:  Franklin Covey Co.**
     **Form 10-K for the fiscal year ended August 31, 2015**
     **Filed November 13, 2015**
     **File No. 0-11107**

Dear Mr. Young:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Financial Overview, page 28</u>

1. We note you were able to achieve sales growth during fiscal 2015 despite $5.2 million of adverse impact from the effects of foreign exchange.  Please tell us whether you also experienced an offsetting impact to cost of sales for such strengthened US dollar, as you indicate gross margin was also adversely impacted by foreign exchange and there appears to be no discussion of the impact to you your total cost of sales.  Additionally, tell us what consideration you gave to providing a constant currency disclosure to quantitatively illustrate the impact of changes in foreign currency rates between periods.

1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 58

2.      We note certain of your training and consulting contracts contain multiple-element deliverables that include training along with other products and services.  Please tell us, and disclose in future filings to the extent material, information required by paragraph 2 of ASC 605-25-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities